UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                            BURNS, PHILP & COMPANY LIMITED
                                            ABN 65 000 000 359

                                            LEVEL 23, 56 PITT STREET
                                            SYDNEY  NSW  2000
                                            GPO BOX 543
                                            SYDNEY  NSW  2001
                                            AUSTRALIA

                                            TEL: NATIONAL (02) 9259 1111
                                            TEL: INT’L +61 (2) 9259 1111
                                            FAX: (02) 9247 3272

                                            14 October 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Mr Gates

High Yield Notes Tender Offer and Syndicated Tender Offer Facilities Agreement

Burns Philp refers to its announcement of 29 September 2005.  In that announcement, Burns Philp stated that it had made a conditional tender offer for its three outstanding series of high yield US Notes.

Burns Philp announces that as of 5pm on 12 October 2005, New York time, it had received tenders and consents with respect to:

•  100% of the principal amount of the $100 million 9.5% Senior Notes due
2010;

•  100% of the principal amount of the $210 million 10.75% Senior Subordinated
Notes due 2011; and

•  100% of the principal amount of the $400 million 9.75% Senior Subordinated
Notes due 2012.

Burns Philp has accepted all such US Notes validly tendered, and anticipates that payment for those US Notes will be made on or about 14 October 2005, New
York time.

Those who tendered their US Notes also consented to eliminate or modify substantially all of the restrictive covenants, certain events of default, and certain other provisions, in the indentures governing the US Notes.
Consequently, supplemental indentures have been executed effectuating those amendments.

Burns Philp will be funding the tender offer through a mixture of cash, and drawings under the Syndicated Tender Offer Facilities Agreement entered into with Credit Suisse First Boston on 11 October 2005, consisting of facilities with an aggregate limit of US$510 million.

Yours faithfully

/s/ Helen Golding

HELEN GOLDING
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: October 13, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary